EXHIBIT 12.1

LAZARD LTD

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

The following table sets forth the ratio of earnings to fixed charges for Lazard Ltd and its subsidiaries on a consolidated basis.

	Nine Months
	Ended		Year Ended December 31,
	September 30, 2017		2016		2015		2014	2013		2012
	(dollars in thousands)
Operating income (loss)	$466,910		$517,461		$(16,620)		$519,465	$216,807		$123,885
Add—Fixed charges	57,470		73,654		75,109		86,066	103,668		106,470
Operating income before fixed charges	$524,380		$591,115		$58,489		$605,531	$320,475		$230,355
Fixed Charges:
Interest (b)	$39,994		$50,292		$51,159		$62,570	$79,381		$81,565
Other (c)	17,476		23,362		23,950		23,496	24,287		24,905
Total fixed charges	$57,470		$73,654		$75,109		$86,066	$103,668		$106,470
Ratio of earnings to fixed charges	9.12	(d)	8.03	(e)	-	(f)	7.04	3.09	(g)	2.16	(h)
Deficiency in the coverage of operating income before fixed charges to total fixed charges					$16,620

Notes (dollars in thousands):

(a)	For purposes of computing the ratio of earnings to fixed charges:
•	earnings for the periods presented represent income before income taxes and fixed charges, and
•	fixed charges represent the interest expense and the portion of rental expense which represents an appropriate interest factor.
(b)

The Company’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.

(c)	Other fixed charges consist of the interest factor in rentals.
(d)

Operating income for the nine months ended September 30, 2017 is presented after giving effect to a charge of (i) $2,568 of acquisition-related costs, (ii) $15,391 of expenses associated with the ERP system implementation and (iii) $4,573 of expenses related to office space reorganization. Excluding the impact of such charges, the ratio of earnings to fixed charges would have been 9.45.

(e)

Operating income for the year ended December 31, 2016 is presented after giving effect to a charge of (i) $3,148 associated with the redemption of the remaining portion of the 6.85% senior notes due June 2017 (the “2017 Notes”), (ii) $599 excess interest expense due to the period of time between the issuance of the 2027 Notes and the settlement of the redemption of the 2017 Notes, (iii) $34,092 of acquisition-related costs and (iv) $12,668 gain on the acquisition of MBA Lazard (which resulted from the increase in the fair value of the Company’s investment in MBA Lazard prior to the acquisition). Excluding the impact of such charges, the ratio of earnings to fixed charges would have been 8.43.

(f)

Operating income for the year ended December 31, 2015 is presented after giving effect to a charge of (i) $60,219 associated with the redemption of $450 million of the 2017 Notes, (ii) $2,655 excess interest expense due to the period of time between the issuance of the 2025 Notes and the settlement of the redemption of the 2017 Notes, (iii) $12,203 relating to a private equity revenue adjustment and (iv) $542,270 relating to the provision pursuant to the tax receivable agreement. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 8.95. The Company’s net income for the year ended December 31, 2015, which was affected by a significant income tax benefit during such period, was $992,932.

(g)

Operating income for the year ended December 31, 2013 is presented after giving effect to a charge of (i) $64,703 associated with the cost saving initiatives announced by the Company in October 2012, (ii) $54,087 pertaining to the refinancing of the 7.125% senior notes due May 2015 and the issuance of the 2020 Notes and (iii) $12,203 relating to private equity incentive compensation. Excluding the impact of such charge, the ratio of earnings to fixed charges would have been 4.35.

(h)

Operating income for the year ended December 31, 2012 is presented after giving effect to (i) a charge in the first quarter of $24,659 relating to severance costs and benefit payments associated with staff reductions, including the acceleration of unrecognized amortization expense of deferred incentive compensation previously granted to individuals being terminated, and (ii) a charge in the fourth quarter of $102,576 associated with the cost saving initiatives announced by the Company in October 2012. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 3.36.